SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number

0-20355

Costco 401(k) Retirement Plan

999 Lake Drive

Issaquah, Washington 98027

(full title and address of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

COSTCO 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm)

COSTCO 401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Costco 401(k) Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (ERISA) of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington

June 24, 2009

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value:
Registered investment company and common commingled trust funds:
American Growth Fund of America	$63,162,612	$95,854,406
American New Perspective Fund	56,562,708	89,900,693
Artio International Equity I Fund	77,734,604	—
Davis New York Venture Fund Class Y	65,123,076	102,184,944
Julius Baer International Equity I Fund	—	143,091,915
T. Rowe Price Small-Cap Stock Fund	76,283,112	110,710,235
T. Rowe Price Spectrum Income Fund	174,143,939	186,736,017
T. Rowe Price Mid-Cap Growth Fund	213,800,089	350,223,800
T. Rowe Price Retirement Income Fund	5,299,103	5,022,913
T. Rowe Price Retirement 2005 Fund	4,333,652	4,845,660
T. Rowe Price Retirement 2010 Fund	16,732,155	22,608,843
T. Rowe Price Retirement 2015 Fund	22,938,773	26,442,636
T. Rowe Price Retirement 2020 Fund	41,026,469	52,268,608
T. Rowe Price Retirement 2025 Fund	37,168,768	45,343,596
T. Rowe Price Retirement 2030 Fund	42,198,782	52,075,807
T. Rowe Price Retirement 2035 Fund	29,267,954	33,148,086
T. Rowe Price Retirement 2040 Fund	44,403,519	49,662,131
T. Rowe Price Retirement 2045 Fund	35,145,156	31,853,134
T. Rowe Price Retirement 2050 Fund	6,478,499	3,073,180
T. Rowe Price Retirement 2055 Fund	4,473,045	2,580,668
T. Rowe Price Equity Index Trust Fund	85,564,227	129,655,840
T. Rowe Price Stable Value Fund	723,165,742	623,455,174
Vanguard Asset Allocation Admiral Fund	47,776,994	70,465,105
Costco Wholesale Corporation common stock	903,378,278	1,089,662,173

Total investments	2,776,161,256	3,320,865,564

Participant loans	204,896,240	180,948,394
Cash	370,893	301,445

Contributions receivable:
Employee	—	7,859,766
Employer	164,099,650	155,902,308

Net assets available for benefits, at fair value	3,145,528,039	3,665,877,477

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:	6,778,997	(3,684,536)

Net assets available for benefits	$3,152,307,036	$3,662,192,941

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Net investment (loss) income:
Net (depreciation)/appreciation in fair value of investments:
Registered investment company funds	$(605,067,125)	$28,132,680
Costco Wholesale Corporation common stock	(281,977,948)	271,920,837
Common commingled trust fund	(49,634,674)	6,770,343
Interest	47,276,773	41,058,350
Dividends	64,320,828	106,284,411

Total net investment (loss) income	(825,082,146)	454,166,621

Contributions to the Plan:
Employee	234,996,967	213,251,305
Employer	203,995,481	191,462,633

Total contributions	438,992,448	404,713,938

Distributions to participants	(123,796,207)	(122,168,152)

Net (decrease)/increase in net assets available for benefits	(509,885,905)	736,712,407
Net assets available for benefits, beginning of year	3,662,192,941	2,925,480,534

Net assets available for benefits, end of year	$3,152,307,036	$3,662,192,941

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the “Company”).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Participants are eligible for the Company’s discretionary contribution after completion of one year of service, 1,000 hours worked in the previous 12 months, and attaining the age of 18.

(b)	Employee Contributions

Each year, participants may contribute from 1% to 50% of their compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

All newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise.

Also, effective June 1, 2007, on an active participant’s employment anniversary date and each anniversary date thereafter, the percentage deferred into the 401(k) will automatically increase by one percentage point to a maximum of a 15% deferral. Employees may choose to opt out of this program.

(c)	Employer Contributions

All Company contributions are made in cash, and invested in accordance with investment selections made by participants. If no selection has been made, the contribution is defaulted to the age-appropriate Retirement Date Fund. Employer Contributions are allocated based on an employee’s classification as either a 1) California Union Employee, or 2) an Other-than-California Union Employee.

(1)	California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $250 per year.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The Company also makes a contribution to all eligible plan participants employed on the last day of the plan year based upon straight time hours worked during the plan year, up to a maximum of 80 hours per pay period (bi-weekly). Based on years of service, this contribution in 2008 ranged from $0.05 to $0.55 per hour, totaling $4.2 million and $3.4 million for 2008 and 2007, respectively.

(2)	Other-than-California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer matching contribution of $500 per year.

The Company may also contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. For the years ended December 31, 2008 and 2007, the discretionary contribution ranged from 3% to 9% of a participant’s compensation based on years of service and was approved for the years ended December 31, 2008 and 2007, totaling $164.1 million and $147.9 million, respectively.

The Company made a gift contribution to all participants that were benefit-eligible as of September 2, 2007 and still employed as of December 31, 2007 of $100 per employee, subject to limitations under IRS guidelines. The total gift contributed for 2007 was $8.0 million.

(d)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices or, in the case of the Common Commingled Trust Funds, the quoted market prices of the underlying securities. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the employer-match and discretionary contributions is based on years of service, according to the following schedule:

Years of service	Percentage vested

Under 2 years	0%

2 years	20%

3 years	40%

4 years	60%

5 years	100%

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were no unallocated forfeitures as of December 31, 2008 and 2007 after consideration of forfeitures used to reduce the employer

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

discretionary contributions funded subsequent to each year. During 2008 and 2007, forfeitures, totaling $3.6 million, and $2.3 million, respectively, were used to reduce employer contributions. Forfeitures, without the benefit of investment gains or losses, can be restored to a participant’s account if, within five years, the participant is re-employed by the Company and repays the full dollar amount distributed because of the termination.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options currently available, as listed on the Statements of Net Assets Available for Benefits. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Amounts may be temporarily invested in a cash account prior to investment in Costco Wholesale Corporation common stock.

The age-appropriate Retirement Fund is the default investment option.

Effective June 2, 2008, the Plan’s investment options include the Equity Index Trust Schedule C and Stable Value Trust Fund Schedule B, replacing, respectively, the Equity Index Trust Schedule A and Stable Value Trust Fund Schedule A. In addition, effective October 13, 2008 the name of the Julius Baer International Equity I Fund changed to Artio International Equity I Fund.

Effective June 1, 2007, the Plan’s investment options include the Vanguard Asset Allocation Admiral, Davis NY Venture Y and Julius Baer International Equity I funds, replacing respectively the Vanguard Asset Allocation, Davis NY Venture A and Julius Baer International Equity A funds. In addition, effective October 13, 2008, the name of the Julius Baer International Equity I changed to Artio International Equity I.

Dividends on the Company’s stock are reinvested in the participant’s Company stock account, unless a distribution is requested by the participant. During the years ended December 31, 2008 and 2007, dividends totaling approximately $64,000 and $52,000 respectively, were distributed to participants. A participant may direct the Trustee as to the manner in which the Company’s stock allocated to the participant’s account shall be voted.

(h)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a six-month period.

(i)	Participant Loans

A participant may borrow up to the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company-matching amounts may be borrowed against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The interest rate is determined by the plan administrator based on Bank of America prime rate on the last day of the prior calendar quarter in which the loan was made, plus 1% for a primary residence loan and prime rate plus 2% for a standard loan. The rates at December 31, 2008 and 2007 ranged from 5% to 11.5%. The loans have various maturity dates, through October 2023.

(j)	Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

(k)	Administrative and Investment Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are paid by the Plan. Investment fees for 2008 and 2007 were approximately $2.8 million and $2.9 million, respectively.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition

Registered investment company funds and Company common stock are stated at fair value based on quoted market prices. The T. Rowe Price Equity Index Trust Fund is a common commingled trust fund stated at fair value and valued daily based on the quoted market prices of the underlying securities. Cash is valued at cost.

The T. Rowe Price Stable Value Fund is a common commingled trust fund invested primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. A benefit-responsive investment contract is a contract between an insurance company, a bank, a financial institution, or any financially responsible entity, with a plan that provides for a stated return on principal invested over a specified period and that permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the plan. Participant withdrawals from the plan are required to be at contract

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

value. The effective yield and crediting rate of the fund was 4.72% and 4.85% for the years ended December 31, 2008 and 2007, respectively. Contract value is equal to principal balance plus accrued interest. The fair value of the GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable investment durations.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plan”s (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses.

The Plan invests in Company common stock and various registered investment company and common commingled trust funds, which, in turn, invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Recent changes in market conditions subsequent to the date of the financial statements have resulted in an unusually high degree of volatility that has increased risks, including short-term liquidity, associated with investments. There has been a negative return on the Plan investments subsequent to the year-end that has impacted the value of the Plan investments after the date of these financial statements.

(d)	Participant Loans

Participant loans are valued at amortized cost, which approximates fair value. Interest on participant loans is included in interest on the Statements of Changes in Net Assets Available for Benefits. Loans are classified in the Statements of Net Assets Available for Benefits as an advance. The presentation in the 2007 Statement of Net Assets Available for Benefits was reclassified to conform to the current year presentation.

(e)	Distribution of Benefits

Distributions of benefits are recorded when paid.

(3)	Fair Value Measurement

The Plan adopted Statement of Financial Accounting Standard (SFAS) 157, as amended by FASB Staff Position (FSP) 157-1, FSP 157-2, and FSP 157-3 (collectively referred to as SFAS 157), on January 1, 2008, for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis or on a nonrecurring basis during the reporting period.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following valuation techniques are used to measure fair value:

Level 1 primarily consists of financial instruments, such as Investments in Registered Investment Company funds and the Costco Common Stock Fund, whose value is based on quoted market prices, such as quoted net asset values published by the fund as supported in an active market, exchange-traded instruments and listed equities.

Level 2 includes assets with observable inputs other than Level 1 prices, such as quoted prices for similar assets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets include Investments in Common Commingled Trust funds. Valuation methodologies are based on “consensus pricing,” using market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. All are observable in the market or can be derived principally from or corroborated by observable market data, for which the Plan typically receives independent external valuation information.

Valuation techniques utilized, during the reporting period, in the fair value measurement of assets and liabilities presented on the Plan’s balance sheet were not changed from previous practice.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value:

	Level 1	Level 2
	(in ’000)	(in ’000)
Assets:
Investment in Registered Investment Company Funds	$1,064,053	$—
Investment in Common Commingled Trust funds	—	808,730
Costco Wholesale Corporation Common Stock	903,378	—

Total	$1,967,431	$808,730

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Tax Status

The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended subsequent to receiving a determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

(6)	Party-in-Interest and Related Party Transactions

Certain plan investments are shares of registered investment company and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock and therefore these transactions qualify as party-in-interest transactions.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value

Registered investment company and common commingled trust funds:
American Funds	Growth Fund of America	$63,162,612
American Funds	New Perspective Fund	56,562,708
Artio	International Equity I Fund	77,734,604
Davis Funds	New York Venture Fund Class Y	65,123,076
* T. Rowe Price	Small-Cap Stock Fund	76,283,112
* T. Rowe Price	Spectrum Income Fund	174,143,939
* T. Rowe Price	Mid-Cap Growth Fund	213,800,089
* T. Rowe Price	Retirement Income Fund	5,299,103
* T. Rowe Price	Retirement 2005 Fund	4,333,652
* T. Rowe Price	Retirement 2010 Fund	16,732,155
* T. Rowe Price	Retirement 2015 Fund	22,938,773
* T. Rowe Price	Retirement 2020 Fund	41,026,469
* T. Rowe Price	Retirement 2025 Fund	37,168,768
* T. Rowe Price	Retirement 2030 Fund	42,198,782
* T. Rowe Price	Retirement 2035 Fund	29,267,954
* T. Rowe Price	Retirement 2040 Fund	44,403,519
* T. Rowe Price	Retirement 2045 Fund	35,145,156
* T. Rowe Price	Retirement 2050 Fund	6,478,499
* T. Rowe Price	Retirement 2055 Fund	4,473,045
* T. Rowe Price	Equity Index Trust Fund	85,564,227
* T. Rowe Price	Stable Value Fund (at contract value)	729,944,739
Vanguard	Asset Allocation Admiral Fund	47,776,994

Common stock
* Costco Wholesale Corporation	Common stock	903,378,278

Loans
* Various Participants	Participant loans, with interest rates of	204,896,240
	5% to 11.5% maturing through October 2023

		$2,987,836,493

*Indicates	a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Costco 401(k) Retirement Plan

Date: June 24, 2009	By:	/s/ John Matthews
John Matthews Senior Vice President Costco Wholesale Corporation